SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Holly Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
435763 10 7
(CUSIP Number)
Denise C. McWatters
Vice President, General Counsel and Secretary
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, Texas 75201
Tel: (214) 871-3555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 29, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Corporation 75-1056913

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		72,503 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,217,497 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,503 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,217,497 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,290,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33% of Common Units

14	TYPE OF REPORTING PERSON

CO – corporation

(1)	Certain indirect wholly owned subsidiaries of Holly Corporation, including Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC, are the record owners of 7,217,497 of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Mexico, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

CO – corporation

(1)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

PN – partnership
(1) Holly Logistics Limited LLC is the record owner of 7,000,000 of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000,000 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,000,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,000,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Holly Logistics Limited LLC is the record owner of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000,000 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,000,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,000,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HEP Logistics Holdings, L.P. 20-0833056

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% of Common Units

14	TYPE OF REPORTING PERSON

PN – partnership

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009 by Holly Corporation, Navajo Holdings, Inc., Navajo Pipeline GP, L.L.C., Navajo Pipeline LP, L.L.C., Navajo Pipeline Co., L.P., Holly Logistic Services, L.L.C. and HEP Logistics Holdings, L.P.
Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
Item 2. Identity and Background
Sub-Items (a) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)	Name of Persons Filing this Statement:
(1)	Holly Corporation, a Delaware corporation (“Holly”), is the parent of Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”), Holly Logistics Limited LLC, a Delaware limited liability company (“HLL”) and HEP Logistics Holdings, L.P., a Delaware limited partnership (the “General Partner”).

(2)	Navajo Holdings is a wholly owned subsidiary of Holly.

(3)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(4)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(5)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(6)	HLS is a wholly owned subsidiary of Navajo.

(7)	HLL is a wholly owned subsidiary of HLS.

(8)	The General Partner (collectively with Holly, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS and HLL, the “Reporting

Persons”), has one general and limited partner, which are HLS and Navajo, respectively, and is the sole general partner of the Issuer.
The Reporting Persons, other than HLL, previously entered into a Joint Filing Agreement, dated August 28, 2009, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference), and the Reporting Persons, including HLL, have entered into an amendment to the Joint Filing Agreement, as of the date hereof, filed with this Schedule 13D as Exhibit 99.2 (which is incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Immediately after the filing of this Schedule 13D, the General Partner’s obligations under the Joint Filing Agreement to file any future amendments to this Schedule 13D jointly shall terminate. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.
(c)	Present Principal Occupation or Principal Business:
(1)	The principal business of Holly is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(2)	The principal business of Navajo Holdings is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(3)	The principal business of Navajo Pipeline GP is to serve as the general partner of Navajo.

(4)	The principal business of Navajo Pipeline LP is to serve as the limited partner of Navajo.

(5)	The principal business of Navajo is to own all of the membership interests in HLS and serve as the limited partner of the General Partner.

(6)	The principal business of HLS is to serve as the general partner of the General Partner, and as the sole member of HLL.

(7)	The principal business of HLL is to own Common Units in the Issuer.

(8)	The principal business of the General Partner is to serve as the general partner of the Issuer. The principal business of the Issuer is the operation (through its subsidiaries) of oil and gas refined product and crude oil pipelines.
     Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of Holly, Navajo Holdings and HLS (the “Listed Persons”) are as follows:
Holly Corporation:

					Percent of
					Common
			Common Units		Units
		Principal	Beneficially		Beneficially
Name	Position	Occupation/Business	Owned		Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of Holly and its affiliates	81,280		0.4
David L. Lamp	President	Executive Officer of Holly and its affiliates	300	(1)	*
Bruce R. Shaw	Senior Vice President and Chief Financial Officer	Executive Officer of Holly and its affiliates	9,134		*
George J. Damiris	Senior Vice President, Supply and Marketing	Executive Officer of Holly and its affiliates	0		*
Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of Holly and its affiliates	4,255	(2)	*
Robert G. McKenzie	Director	Financial Consultant	0		*
Jack P. Reid	Director	Retired	4,400	(3)	*
Paul T. Stoffel	Director	Chairman of Triple S Capital Corp. and Paul Stoffel Investments	0		*
Buford P. Berry	Director	Of Counsel, Thompson & Knight L.L.P.	0		*
Leldon E. Echols	Director	Private Investor	0		*
Tommy A. Valenta	Director	Retired	0		*

*	Less than 0.1%

Navajo Holdings, Inc.

				Percent of
				Common
				Units
		Principal	Common Units	Beneficially
Name	Position	Occupation/Business	Beneficially Owned	Owned
Matthew P. Clifton	President and Director	Executive Officer of Holly and its affiliates	81,280	0.4
Bruce R. Shaw	Senior Vice President, Chief Financial Officer and Director	Executive Officer of Holly and its affiliates	9,134	*
Denise C. McWatters	Vice President, General Counsel, Secretary and Director	Executive Officer of Holly and its affiliates	4,255 (2)	*

*	Less than 0.1%
Holly Logistic Services, L.L.C.

					Percent of
					Common
					Units
		Principal	Common Units		Beneficially
Name	Position	Occupation/Business	Beneficially Owned		Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of Holly and its affiliates	81,280		0.4
David G. Blair	President	Executive Officer of HLS	12,922		0.1
Bruce R. Shaw	Senior Vice President and Chief Financial Officer	Executive Officer of Holly and its affiliates	9,134		*
Mark T. Cunningham	Vice President, Operations	Executive Officer of HLS	9,878		*
Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of Holly and its affiliates	4,255	(2)	*
P. Dean Ridenour	Director	Retired	30,570		0.1
Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	19,586	(4)	0.1
William J. Gray	Director	Private Consultant	6,785		*
Jerry W. Pinkerton	Director	Retired	8,386		*
William P. Stengel	Director	Retired	7,816	(5)	*

*	Less than 0.1%
(1) Mr. Lamp owns a 20% interest in, and is a director of, BJM Corp., which owns these Common Units; therefore, as an owner and director of BJM Corp., Mr. Lamp shares voting and disposition power over these Common Units. As an owner and director of BJM Corp., Mr. Lamp has the power to direct the receipt of distributions from and the proceeds from the sale of, these Common Units.
(2) Mrs. McWatters shares voting and disposition power over 2,000 of these Common Units, which Common Units are owned by her husband. Mrs. McWatters’ husband also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
(3) Mr. Reid holds a 18.6525% or less limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership and Mr. Reid’s wife holds a 18.6525% or less limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership, which owns these Common Units; therefore, as general partners of the Reid Family Limited Partnership, Mr. Reid shares voting and disposition power over these Common Units with his wife. As general partners of the Reid Family Limited Partnership, Mr. Reid and his wife have the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Reid disclaims beneficial ownership of Common Units held by the Reid Family Limited Partnership except to the extent of his pecuniary interest therein.
(4) Mr. Darling owns a 50% interest in, and is the general manager of, DQ Holdings, L.L.C., which owns 11,200 of these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling shares voting and disposition power over these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling has the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Darling disclaims beneficial ownership of Common Units held by DQ Holdings, L.L.C. except to the extent of his pecuniary interest therein.
(5) Mr. Stengel shares voting and disposition power over 500 of these Common Units, which Common Units are owned by his wife. Mr. Stengel’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
     The principal business address and principal office address of the executive officers and directors listed above is 100 Crescent Court, Suite 1600, Dallas, Texas 75201.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following additional disclosure:
     On December 17, 2010, the General Partner contributed 7,000,000 Common Units to HLL, which was a wholly owned subsidiary of the General Partner at such time. HLS subsequently acquired all of the membership interest in HLL from the General Partner.
     Additionally, on December 29, 2010, HLL entered into a Pledge and Security Agreement (the “P&SA”, attached hereto as Exhibit 10.1) with Plains Marketing, L.P. (“Plains”) pursuant to which it pledged 5,000,000 Common Units owned by it to Plains to secure certain purchases of crude oil by another Holly affiliate from Plains. HLL will retain the voting and investing power over the Common Units, unless and until a Holly affiliate defaults on its obligations under certain crude oil contracts with Plains and Plains forecloses on the common units pursuant to the P&SA.
     From time to time, Holly issues letters of credit to certain of its crude oil suppliers in order to secure purchases of crude oil when those purchases exceed the open credit provided by the supplier. By pledging Common Units instead of using letters of credit, Holly will reduce costs associated with issuing such letters of credit and having such letters of credit remain outstanding.

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Sub-Items (a), (b), (c), and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)	(1)	HLL is the record and beneficial owner of an aggregate of 7,000,000 Common Units, representing 31.7% of the Common Units. Navajo is the record and beneficial owner of an aggregate of 127,440 Common Units, representing 0.6% of the Common Units. Holly is the record and beneficial owner of 72,503 Common Units, representing 0.3% of the Common Units. No other Reporting Person directly owns any Common Units.
(2)	In its capacity as the owner of 100% of the membership interests in HLL, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,000,000 Common Units, representing 31.7% of the Common Units. In its capacity as the owner of 100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,127,440 Common Units, representing 32.3% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,127,440 Common Units, representing 32.3% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holly may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 7,290,000 Common Units, 90,057 of which are held directly by wholly owned subsidiaries of Holly that are not Reporting Persons, representing 33% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)	The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)	Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) Holly who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 7,290,000 Common Units owned by Holly, Navajo, HLL and other wholly owned subsidiaries of Holly that are not Reporting Persons, subject to certain exceptions, (ii) Navajo Holdings who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 7,127,440 Common Units owned by Navajo and HLL, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 7,000,000 Common Units owned by the HLL, subject to certain exceptions.
     (c) The information with respect to the acquisition on December 17, 2010 of the 7,000,000 Common Units by HLL from the General Partner set forth on Item 3 is hereby incorporated herein. On January 1, 2011, each of the following individuals surrendered the Common Units indicated below to satisfy such individual’s tax liability incident to the vesting of certain of the restricted Common Units previously awarded to such individual:

Name	Number of Common Units	Price Per Unit
David G. Blair	1,390	$50.91
Bruce R. Shaw	921	$50.91
Mark T. Cunningham	821	$50.91
Denise C. McWatters	236	$50.91
     Except as described above, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.
     (e) On December 17, 2010, the General Partner ceased to own any Common Units and therefore ceased to be the beneficial owner of more than 5% of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following additional disclosure:
     Additionally, on December 29, 2010, HLL entered into a Pledge and Security Agreement (the “P&SA”, attached hereto as Exhibit 10.1) with Plains Marketing, L.P. (“Plains”) pursuant to which it pledged 5,000,000 Common Units owned by it to Plains to secure certain purchases of crude oil by another Holly affiliate from Plains. HLL will retain the voting and investing power over the Common Units, unless and until a Holly affiliate defaults on its obligations under certain crude oil contracts with Plains and Plains forecloses on the common units pursuant to the P&SA.
     From time to time, Holly issues letters of credit to certain of its crude oil suppliers in order to secure purchases of crude oil when those purchases exceed the open credit provided by the supplier. By pledging Common Units instead of using letters of credit, Holly will reduce costs associated with issuing such letters of credit and having such letters of credit remain outstanding.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following two exhibits:

Exhibit 10.1:	Pledge and Security Agreement, dated December 29, 2010, by and between Holly Logistics Limited LLC and Plains Marketing, L.P.

Exhibit 99.2:	Amendment to Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated as of the date hereof.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	HOLLY CORPORATION

	By: Name:	/s/ Bruce R. Shaw Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial
Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	NAVAJO HOLDINGS, INC.

	By: Name:	/s/ Bruce R. Shaw Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial
Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	NAVAJO PIPELINE GP, L.L.C.

	By: Name:	/s/ Bruce R. Shaw Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial
Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	NAVAJO PIPELINE LP, L.L.C.

	By: Name:	/s/ Bruce R. Shaw Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial
Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	NAVAJO PIPELINE CO., L.P.
	By:	Navajo Pipeline GP, L.L.C.,
Its general partner

By:	/s/ Bruce R. Shaw
Name:	Bruce R. Shaw
Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	HOLLY LOGISTIC SERVICES, L.L.C.

	By: Name:	/s/ Bruce R. Shaw Bruce R. Shaw
	Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	HOLLY LOGISTICS LIMITED LLC
	By:	Holly Logistic Services, L.L.C.,
Its sole member

By:	/s/ Bruce R. Shaw
Name:	Bruce R. Shaw
Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011	HEP LOGISTICS HOLDINGS, L.P.
	By:	Holly Logistic Services, L.L.C.,
Its general partner

By:	/s/ Bruce R. Shaw
Name:	Bruce R. Shaw
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
The Exhibit Index is amended to include the following two exhibits:

Exhibit 10.1:	Pledge and Security Agreement, dated December 29, 2010, by and between Holly Logistics Limited LLC and Plains Marketing, L.P.

Exhibit 99.2:	Amendment to Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated as of the date hereof.